SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Corporate Taxpayer’ ID (CNPJ/ME) 76.483.817/0001-20

Company Registry (NIRE) 41300036535 - CVM Registration 1431-1

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Remote voting ballot

Companhia Paranaense de Energia – COPEL (“Company”), a company that generates, transmits, distributes, and trades energy, hereby informs its shareholders that, based on item II of paragraph 3 of CVM Resolution No. 81/2022, it was necessary to replace the remote voting ballot of the AGM to be held on 04/28/2023, without any change in the matters to be resolved or in the order of resolutions contained in the remote voting ballot.

The reason for the restatement was the adjustment of the “Eligible Tickers” for the resolutions referring to the separate election for the Board of Directors and Audit Committee of the preferred shareholders, rendering invalid the votes already given to the referred resolutions.

Shareholders wishing to submit new voting instructions must:

• transmit their voting instructions to their respective custody agents or by the Bookkeeper (Banco Bradesco S.A.), observing the rules and deadlines determined by them, who, in turn, will forward such voting manifestations to the Central Depository of [B]³ Brazil, Exchange, Counter; or

• forward your voting instructions directly to the Company containing the documents listed in the Ballot, up to 7 (seven) days before the date of the General Meeting, that is, until 04/21/2023 (inclusive)

Therefore, we recommend that shareholders forward any new instruction to the same service provider as before, using the version that is active on the CVM/B3 and on the IR website as of this date.

Curitiba, April 12, 2023

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, contact the company at

acionistas@copel.com or 0800-412772

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 12, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.